UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                       Endurance Specialty Holdings, Ltd.
                                (Name of Issuer)

                        Ordinary Shares, $1.00 par value
                         (Title of Class of Securities)

                                    016404934
                                 (CUSIP Number)

                                 Michael C. Neus
                                   Perry Corp.
                          767 Fifth Avenue, 19th Floor
                               New York, NY 10153
                                 (212) 583-4000
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 10, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f), or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Perry Corp.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    6,747,120
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           6,747,120
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,747,120
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.26%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA, CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Richard C. Perry
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    6,747,120 (all shares beneficially owned by Perry Corp.)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           6,747,120 (all shares beneficially owned by Perry Corp.)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,747,120
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.26%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN, HC
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER:

This statement on Schedule 13D relates to Ordinary Shares, $1.00 par value per share of Endurance Specialty Holdings Ltd., a company domiciled in Bermuda (the "Issuer"), acquired by private investment funds managed by Perry Corp. (the "Shares"). The principal executive offices of the Issuer are located at Wellesley House, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

ITEM 2. IDENTITY AND BACKGROUND:

            This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen. Perry Corp. is a registered investment adviser that provides asset management services to private investment funds. Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp. The address of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153. A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

            The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Schedule A, which is incorporated herein by reference.

            During the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            The Shares were acquired by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser. The source of funds for the purchase transactions was the working capital of such investment funds. The total purchase price for all Shares held by private investment funds managed by Perry Corp. is $172,111,506.

ITEM 4. PURPOSE OF TRANSACTION:

            The Shares were acquired in the ordinary course of business by two or more private investment funds managed by Perry Corp. Richard C. Perry is a director of the Issuer. This Schedule 13D is being filed to report that Perry Corp. acquired greater than one percent of the aggregate issued and outstanding Ordinary Shares on the Event Date. The transaction was an open market transaction. Perry Corp. reviews its holdings of the Issuer on an ongoing basis. Depending on such review, and subject to the conditions below, Perry Corp. may make additional purchases or sales of the Shares in the future. As the primary goal of Perry Corp. is to maximize the value of this investment, additional transactions will depend on various factors, including, without limitation, the price of the Shares, stock market conditions, and business prospects of the Issuer. Except as otherwise described herein, none of Perry Corp., Richard C. Perry or the persons listed on Schedule A have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

            (a)-(b) Perry Corp. is the indirect beneficial owner of 6,747,120 Shares (including options to purchase 10,000 Ordinary Shares previously disclosed by the reporting person), which constitutes approximately 11.26% of the Issuer's outstanding Ordinary Shares, based upon 59,930,687 Ordinary Shares outstanding as of August 8, 2005. Perry Corp. has sole power to vote and sole power to dispose of the 6,747,120 Shares. By virtue of his position as President and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such Shares.

            (c) See Exhibit B attached hereto. On August 10, 2005, 660,000 Ordinary Shares were acquired in the ordinary course of business by two or more private investment funds managed by Perry Corp. at a purchase price of $38.00 per Ordinary Share.

            (d) The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

            (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

            As a director of the Issuer, Richard C. Perry participates in the Amended and Restated 2003 Non-Employee Director Incentive Plan and may participate in any other equity incentive plan that the Issuer makes available to its directors. To the best knowledge of Perry Corp., except as set forth in the immediately preceding sentence, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

      Exhibit A --      Agreement between Perry Corp. and Richard C. Perry to
                        file this statement jointly on behalf of each of them.

      Exhibit B --      List of transactions in Issuer's Ordinary Shares taking
                        place during the 60 day period preceding this filing.

      Exhibit C --      Power of Attorney, dated as of June 21, 2005, granted by
                        Richard Perry in favor of Paul Leff and Michael Neus.

      Schedule A --     Executive Officers and Directors of Perry Corp. (other
                        than Richard C. Perry).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        PERRY CORP.


Dated: August 12, 2005
       New York, New York               By: Richard C. Perry
                                            President

                                            By:
                                                /s/ Michael C Neus
                                                ------------------------------
                                                Michael C Neus
                                                Attorney-in-Fact for Richard C.
                                                Perry


Dated: August 12, 2005
New York, New York                      Richard C. Perry

                                            By:  /s/ Michael C Neus
                                                ------------------------------
                                                 Michael C Neus
                                                 Attorney-in-Fact for Richard C.
                                                 Perry

                                                                       EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

            The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Endurance Specialty Holdings Ltd., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                                            PERRY CORP.


Dated: August 12, 2005
       New York, New York               By: Richard C. Perry
                                            President

                                            By:
                                                /s/ Michael C Neus
                                                ------------------------------
                                                Michael C Neus
                                                Attorney-in-Fact for Richard C.
                                                Perry


Dated: August 12, 2005
New York, New York                      Richard C. Perry

                                            By:  /s/ Michael C Neus
                                                ------------------------------
                                                 Michael C Neus
                                                 Attorney-in-Fact for Richard C.
                                                 Perry

                                                                       EXHIBIT B

                              List of Transactions

 Trade Date             Transaction               Quantity               Price
--------------------------------------------------------------------------------
  8/10/2005                BUY                     660,000               $38.00

                                                                       Exhibit C

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, RICHARD Perry, hereby make, constitute and appoint each of PAUL LEFF and MICHAEL NEUS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an officer of, shareholder of or in other capacities with Perry Corp. ("Perry") and each of its affiliates or entities advised by me or Perry, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 21st day of June 2005.


                                        /s/ Richard Perry
                                        -----------------------------
                                        Richard Perry

                                                                      SCHEDULE A

                 Executive Officers of Perry Corp. (other than Richard C. Perry)

Name & Principal Occupation                Citizenship      Business Address
---------------------------                -----------      ----------------
Randall Borkenstein,                       USA              c/o Perry Corp.
Chief Financial Officer of Perry Corp.                      767 Fifth Avenue
                                                            19th Floor
                                                            New York, NY 10153